UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2021

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Buenos Aires, July 29, 2021

Messrs.

COMISIÓN NACIONAL DE VALORES
Argentine Securities and Exchange Commission

Issuers´ Sub-Management Office

25 de Mayo 175

City of Buenos Aires

Messrs.

BOLSAS Y MERCADOS ARGENTINOS S.A.

Sarmiento 299

City of Buenos Aires

Ref: Material Fact

Dear Sirs,

I am pleased to address you on behalf of Empresa Distribuidora y Comercializadora Norte SA (Edenor SA) (the “Company”) in compliance with current regulations with the purpose of attaching the Notice of the Mandatory Tender Offer of Edenor’s Class B and Class C Shares received from Empresa de Energía del Cono Sur (EDELCOS).

Without further ado, we greet you very kindly.

Gabriela L. Chillari

Attorney-in-fact

ANNOUNCEMENT

Only to be used within the Republic of Argentina

EMPRESA DE ENERGÍA DEL CONO SUR S.A.

ANNOUNCES MANDATORY TENDER OFFER

in respect of

CLASS B COMMON SHARES

listed on the BYMA and CLASS C COMMON SHARES

issued by

Empresa Distribuidora y Comercializadora Norte S.A.

This announcement is made public pursuant to the provisions of Argentine Law No. 26,831, as amended (including, but not limited to, Law No. 27,440), (the “Capital Markets Law”), applicable to tender offers of marketable securities and contains the main features of the offer, which is subject to the prior formal approval of the Argentine Securities Commission (Comisión Nacional de Valores, or the “CNV”).

Pursuant to the provisions of Section 87 and the subsequent sections of the Capital Markets Lawand Chapter II, Title III of the CNV Rules (T.O. 2013) (the “CNV Rules”, and together with the Capital Markets Law, the “OPA Rules”) in connection with mandatory tender offers in case of a change of control, having effectively acquired a controlling interest in Empresa Distribuidora y Comercializadora Norte S.A. (“Edenor”), Empresa de Energía del Cono Sur S.A. (“Edelcos” or the “Offeror”) announces the promotion of a mandatory tender offer (the “Offer” or the “Mandatory Tender Offer”) addressed to all the shareholders of Edenor, holding Class B shares (the “Class B Shares”) and Class C shares (the “Class C Shares” and together with the Class B Shares, the “Shares”, and individually each of them, a “Share”) with a par value of Ps.1 each and the right to one vote per issued and outstanding share, free and clear of any lien, pledge or precautionary measure and not owned directly or indirectly by the Offeror at the time of the Offer. The Class B Shares are listed on the Buenos Aires Securities Market (Bolsas y Mercados Argentinos, or the “BYMA”). The terms and conditions of the Offer will be included in detail in the prospectus that will eventually be published after obtaining such approval (the “Prospectus”).

Additionally, pursuant to the Transaction (as defined below), Pampa Energía S.A. (“Pampa”) has undertaken to acquire, subject to the satisfaction of certain conditions precedent, including, without limitation, (A) the absence of an event of default with respect to certain affirmative and negative covenants made by Edelcos in connection with the financing of a portion of the price for the acquisition of a controlling interest in Edenor, and (B) the absence of an event of default under the Edenor Class 9 Notes, the lesser of (i) 90% of the Class B Shares tendered and accepted in the Offer and (ii) the number of Class B Shares representing 35% of the capital stock and voting rights of Edenor. Notwithstanding the Transaction, pursuant to the CNV Rules, Pampa is not obliged to promote, formulate or launch the Offer, nor has it taken any part in the determination or formulation of any of the terms and conditions of the Offer.

1)	The Offeror.

Edelcos, CUIT No. 30-71702715-5, is a corporation (sociedad anónima) organized under the laws of the Republic of Argentina with its registered office at Maipú 1252, 12th floor, in the City of Buenos Aires, Argentina. Edelcos currently has no securities admitted to trading.

Edelcos is 95% owned by South American Energy LLP, a limited liability partnership organized under the laws of the United Kingdom of Great Britain and Northern Ireland and registered with the Companies House of such jurisdiction under number OC434488. It is registered pursuant to the terms of Section 123 of Law 19,550 as of July 5, 2021, and its registered office is located at Espejo 65, 2nd Floor, Department “F”, City of Mendoza, Province of Mendoza.

2)	Background of the Offer.

As announced through the filing of relevant matters filed by Pampa and Edenor, on December 28, 2020, Edelcos agreed with Pampa to acquire a controlling interest in Edenor through the acquisition of all of Edenor’s Class A shares, representing 51% of the capital stock and voting rights of Edenor, subject to the satisfaction of certain conditions precedent, including, the approval of Pampa’s shareholders’ meeting and the authorization of the Ente Nacional Regulador de la Electricidad (the “Transaction”). The purchase price of the Class A shares consists of (i) 21,876,856 Class B shares of Edenor, representing 2.41% of the capital stock and votes of Edenor; (ii) US$95,000,000; and (iii) a contingent payment in the event of a change of control of the Offeror or Edenor during the first year after the closing of the Transaction or as long as the balance of the price remains due. For further information on the purchase price, please refer to Pampa's relevant matter published on December 28, 2020, on the website of the CNV www.argentina.gob.ar/cnv. The closing of the Transaction occurred on June 30, 2021, and Edelcos became obligated to launch the Offer pursuant to the OPA Rules, within 30 days of the effective change of control.

The board of directors of Edelcos, at its meeting held on June 28, 2021, has approved (i) the Offer, representing that it has available economic resources as are necessary to pay the price of the Offer and (ii) the price per Share for the Offer.

3)	The Mandatory Tender Offer.

The Offer consists of a mandatory tender offer for Shares at a price per Share to be paid in cash in Pesos.

The Offer will be irrevocable and may be modified only in compliance with the provisions of the OPA Rules or the Prospectus. The Offer shall be voluntarily accepted by the shareholders of Edenor and, therefore, the holders of Shares may elect to participate in the Mandatory Tender Offer or keep their holdings of shares.

This Offer is promoted and formulated to comply with the provisions of the OPA Rules in connection with the change of control of Edenor.

4)	Mandatory Tender Offer Price.

As sole consideration and in accordance with the guidelines set forth in the OPA Rules, the Offeror is offering Ps. 29.34 per Share (the “Offered Price”) (less any cash dividends per Share paid by Edenor from the date of this announcement until the settlement date and other expenses such as transfer expenses, duties, fees, commissions, taxes, levies or contributions). The Offered Price will be paid in Argentine pesos within 5 business days following expiration of the Offer Period (as defined below).

The Offered Price is equitable and was determined in accordance with the standards set forth in the OPA Rules. In this regard, Edelcos received the report of an independent auditor, PKF Audisur S.R.L., as set forth in Section 10(c), Section IV, Chapter II, Title III of the CNV Rules. This report will be filed with the CNV together with the tender offer application and disseminated to investors through the CNV's financial information highway. Notwithstanding the foregoing, the Offered Price may be objected by the CNV or challenged by minority shareholders.

5)	Term and Conditions to the Offer.

The Offer shall be open for a period of 20 (twenty) business days (the “General Term”) and, at the Offeror's option, may be extended for an additional period of not less than 5 (five) business days (the “Additional Term”) for those shareholders who have not accepted it within the General Term, to do so within the Additional Term, by the same means and on the same terms and conditions as those granted to those who have expressed their opinion within the General Term. The start date of the General Term will be announced through a notice by this means once the authorization of the CNV has been obtained and the other conditions precedent to which the Offer is subject have been satisfied. Edelcos may extend the General Term and/or, if applicable, the Additional Term pursuant to applicable rules. The “Offer Period” will be the period from the beginning of the General Term through 3:00 p.m. on the last day of the General Term or the Additional Term, as applicable.

6)	Guarantee.

Pursuant to Article 21, Section V, Chapter II, of Title III of the CNV Rules, the Offeror agreed with Compañía de Seguros Insur S.A. the issuance of a surety insurance policy to guarantee its obligations under the Offer (the “Guarantee”). The Offeror contemplates the possibility of providing additional guarantees, which may be syndicated.

7)	Conditions to the Offer.

The Offer shall be an irrevocable offer, and shall not be amended, revoked or otherwise cease to be in force and effect other than in accordance with the terms hereof and with the provisions of the Prospectus and any applicable rules and regulations.

However, the execution of the Offer is subject to, among other conditions set forth in the Prospectus, the occurrence of the following, prior to the commencement of the Offer Period: the authorization of the CNV of the Offer, under the terms formulated by Edelcos, shall have been obtained and be in full force and effect, in accordance with applicable regulations.

The Offer implicates an economic concentration in the Argentina in accordance with the Antitrust Law No. 27,442. Edelcos notified the Transaction before the National Antitrust Commission (the "CNDC”) on July 7, 2021. The Offer is not conditioned to the prior authorization of the CNDC.

8)	Participation

As of the date of this announcement, Edelcos does not have any interest in the capital stock of Edenor other than that acquired through the Transaction.

9)	Tax Withholding.

The Offered Price will be paid net of any applicable income tax. Foreign beneficiaries residing in non-cooperative jurisdictions and funds invested originating in non-cooperative jurisdictions will be subject to income tax on capital gains from the disposal of the Shares, at a rate of 35% on the net gain (see Decree No. 279/2018 (B.O. 09.04.2018)). In addition, General Resolution (AFIP) No. 4227/2018 (B.O. 12.04.2018), regulated -among others- the mechanism for withholding and payment of capital gains tax obtained by foreign beneficiaries.

10)	Tender Offer Agent

Global Valores S.A. (Integral Clearing and Settlement Agent (Agente de Liquidación y Compensación Integral), CNV Assigned Registration Number 37 of the CNV, BYMA Member No. 59, MAE Agent No. 659, ROFEX Agent No. 425), domiciled in Ortiz de Ocampo 3302, Module 1, 5th Floor, UF 623, City of Buenos Aires, Argentine, is the Tender Offer Agent, copies of this announcement and the Prospectus will be available at its offices.

11)	Miscellaneous.

Payment of the Offered Price will occur within 5 Business Days after the expiration of the General Term or the Additional Term of the Offer, as applicable. The Offeror will announce the definitive payment date of the Offered Price in the press release announcing the results of the Offer, once the Offer Period has expired.

Edelcos hereby declares that it does not intend to deregister the Shares from public offering.

This announcement and the information contained herein are for informational purposes only and do not constitute and shall not be construed as an offer to acquire shares or an invitation to transfer shares (including, without limitation, the Shares). The definitive terms and conditions of the Offer shall be described in the Prospectus and in any other document relating to the Offer, which will be published in accordance with CNV Rules once the CNV grants its authorization for the Offer to commence in accordance with the Capital Markets Law.

City of Buenos Aires, July 29, 2021.

Pedro Mazer

Authorized Representative

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: July 29, 2021